UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)
SoFi Technologies, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
83406F102
(CUSIP Number)
Kenneth A. Siegel, Esq. Morrison & Foerster LLP Shin-Marunouchi Building, 29th Floor 5-1, Marunouchi 1-Chome Chiyoda-ku, Tokyo, 100-6529 Japan 011-81-3-3214-6522	Susan H. Mac Cormac, Esq. Scott Lesmes, Esq. Morrison & Foerster LLP 425 Market Street San Francisco, CA 94105-2482 (415) 268-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 83406F102
1	NAMES OF REPORTING PERSONS
SB Sonic Holdco (UK) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 83406F102
1	NAMES OF REPORTING PERSONS
SoftBank Group Capital Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 83406F102
1	NAMES OF REPORTING PERSONS
Delaware Project 10 L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
117,795,933

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
117,795,933

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
117,795,933

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.8%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Based on 795,224,257 Shares outstanding on June 11, 2021, as reported by the Issuer in a prospectus filed with the SEC on June 25, 2021 pursuant to Rule 424(b)(3).

(The terms used above are defined in the Explanatory Note of this Schedule 13D Amendment, and in Items 1, 2 and 6 of the Schedule 13D).

CUSIP No. 83406F102
1	NAMES OF REPORTING PERSONS
SoftBank Group Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
117,795,933

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
117,795,933

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
117,795,933

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.8%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Based on 795,224,257 Shares outstanding on June 11, 2021, as reported by the Issuer in a prospectus filed with the SEC on June 25, 2021 pursuant to Rule 424(b)(3).

(The terms used above are defined in the Explanatory Note of this Schedule 13D Amendment, and in Items 1, 2 and 6 of the Schedule 13D).

EXPLANATORY NOTE

This Amendment No. 1 (this “Schedule 13D Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 8, 2021 (as amended by the Schedule 13D Amendment, the “Schedule 13D”), is being filed on behalf of SoftBank Group Corp., a Japanese kabushiki kaisha (“SoftBank”), and its wholly owned subsidiaries SoftBank Group Capital Ltd, a private limited company incorporated in England and Wales (“SBGC”), SB Sonic Holdco (UK) Limited, a private limited company incorporated in England and Wales (“SB Sonic”), and Delaware Project 10 L.L.C, a Delaware limited liability company (“Project 10 LLC”, and together with SoftBank, SBGC and SB Sonic, the “Reporting Persons”), with respect to the common stock, par value $0.0001 per share (the “Shares”), of SoFi Technologies, Inc., a Delaware corporation (the “Issuer”).

Other than as set forth below, all Items in the Schedule 13D are materially unchanged. Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended to include the following:

In addition, this Schedule 13D is being filed on behalf of Project 10 LLC. The principal business address of Project 10 LLC is 1 Circle Star Way 4F, San Carlos CA 94070.

The name, business address, citizenship and present principal occupation or employment of the managers of Project 10 LLC is set forth on Appendix A-4, and is incorporated herein by reference. During the last five years, none of the Reporting Persons nor, to the best of each Reporting Person’s knowledge, any person on Appendix A-4 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person or person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to include the following:

The information set forth in Item 5 of this Schedule 13D is hereby incorporated by reference.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

The information set forth in Item 5(c) of this Schedule 13D is hereby incorporated by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to include the following:

(a)-(b) The information contained in lines 7 to 11 and 13 of the cover pages of this Schedule 13D Amendment is incorporated herein by reference. Project 10 LLC beneficially owns 117,795,933 Shares, which represents approximately 14.8% of the Shares outstanding as of June 11, 2021, as reported by the Issuer in a prospectus filed with the SEC on June 25, 2021 pursuant to Rule 424(b)(3).  Project 10 LLC is a wholly owned subsidiary of SoftBank.  As a result, SoftBank may be deemed to beneficially own the shares of Common Stock beneficially owned by Project 10 LLC.

Messrs. Michel Combes and Carlos Medeiros currently serve as members of the board of directors of the Issuer. Mr. Combes is a director of SBGC and a manager of Project 10 LLC.  Mr. Medeiros is a Partner at SoftBank and a manager of Project 10 LLC.

(c) On July 21, 2021, SoftBank transferred 53,110,699 Shares from SBGC to Project 10 LLC, and transferred 64,685,234 Shares from SB Sonic to Project 10 LLC. The shares initially reported as acquired in the Schedule 13D were adjusted by the Issuer as a result of a post transaction review.  The shares reported herein reflect the number of shares acquired by SBGC (less the shares disposed to the Issuer on June 2, 2021, as reported in the Schedule 13D) and SB Sonic in the Business Combination. Other than as described in this Item 5, neither the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the persons set forth on Appendices A-1, A-2, A-3 and A-4, has effected any transaction in Shares during the past sixty (60) days.

As a result of the transfer, Project 10 LLC is a party to the Shareholders’ Agreement, the Registration Rights Agreement and the Lockup Agreement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to include the following:

The information contained in Item 5 of this Schedule 13D is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

8	Joint Filing Agreement, dated as of July 23, 2021, by and between SoftBank, SBGC, SB Sonic and Project 10 LLC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2021

SOFTBANK GROUP CORP.
	By:	/s/ Natsuko Ohga
	Name:	Natsuko Ohga
	Title:	Head of Corporate Legal

SOFTBANK GROUP CAPITAL LTD
	By:	/s/ Michel Combes
	Name:	Michel Combes
	Title:	Director

SB SONIC HOLDCO (UK) LIMITED
	By:	/s/ Adam Westhead
	Name:	Adam Westhead
	Title:	Director

DELAWARE PROJECT 10 L.L.C.
	By:	/s/ Michel Combes
	Name:	Michel Combes
	Title:	Manager

APPENDIX A-4

MANAGERS
OF
DELAWARE PROJECT 10 L.L.C.

Set forth below is a list of each executive officer and director of SB Sonic Holdco (UK) Limited setting forth the citizenship, business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Michel Combes, a citizen of France 69 Grosvenor Street, London, England, United Kingdom W1K 3JP	President of SoftBank Group International

Carlos Medeiros, a citizen of Brazil 69 Grosvenor Street, London, England, United Kingdom W1K 3JP	Partner of SoftBank Group Corp.